Cytation  Corporation
4902  Eisenhower  Blvd.
Suite  185
Tampa,  Florida  33634
(813)  885-5998

June  15,  2006


United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Attn:  Pamela  Long,  Assistant  Director
100  F  Street,  N.E.
Washington,  D.C.  20549-7010

     RE:     CYTATION  CORPORATION
             INFORMATION  STATEMENT  ON  SCHEDULE  14C
             FILED  JUNE  2,  2006
             FILE  #  000-05388

Dear Ms. Long,

     We  received your letter commenting on the Revised Information Statement on
Schedule 14C ("Schedule 14C") filed on June 2, 2006 by Cytation Corporation (the "Company"). In connection with your comments, we have indicated the necessary changes which we intend to make to the Schedule 14C in response to the suggestions in your letter. We have filed a copy of this letter as correspondence on EDGAR.

     Our  responses  to  your  comments  follow  below.


Capital  Structure
------------------

1. Pursuant to EITF 00-27 and EITF 98-5, we have calculated the value of the beneficial conversion features of the Series A Convertible Preferred Stock, the Series A Warrants, Series B Warrants, and Series D Warrants issued in connection with the Company's Series A offering, and we have allocated the net proceeds from the Series A offering between the beneficial conversion features of the Series A Convertible Preferred Stock and the beneficial conversion features of the related warrants. The gross proceeds from the Series A offering equaled $7,456,215, and the net proceeds from the Series A offering, net of transaction costs of $935,245, equaled $6,520,970. We have allocated $3,757,380 of the net proceeds to the beneficial conversion features of the Series A Warrants and Series B Warrants, and we have allocated the balance, $2,763,590 to the beneficial conversion features of the Series A Convertible Preferred Stock. As such, the Company will adjust its balance sheet to reflect a reduction of $3,757,380 to retained earnings (or, in this case, an increase in the accumulated deficit of $3,757,380) and we will increase the additional paid-in capital by $3,757,380. We also will note that of the $2,763,590 beneficial conversion feature that $552,718 was amortized using the effective yield method from the date of issuance through the earliest conversion date allowed pursuant to the stated rights of the Series A preferred currently contemplated as a year from issuance. Conversion can also occur anytime after the SEC declares the registration statement effective. When the SEC declares the registration statement effective all remaining un-amortized beneficial conversion features ($2,210,872 as of April 1, 2006) will be considered a deemed dividend to preferred stockholders during that period. We have included detailed calculations on Exhibit A attached hereto.
                                 ----------

     On January 18, 2006, we issued Series B Preferred Stock and Series C Preferred Stock, exercisable for 7,620,100 (in the aggregate), in exchange for 7,620,100 shares of issued and outstanding common stock of Deer Valley Acquisitions, Corp. (the "DVA Common Shares"). Please note that no cash consideration was paid for the Series B and Series C Preferred Stock, i.e., the transaction was a share for share exchange. At the time of the original issuance of the DVA Common Shares, on or about August 2005, the DVA Shares had nominal value and Deer Valley Acquisitions, Corp. was a newly formed private company. In addition, the Series B Preferred Stock and the Series C Preferred Stock have no preferences as to dividends, and the Series B
     Preferred Stock will automatically convert into common stock upon the shareholder meeting to occur pursuant to this 14C Information Statement. Because the Series B and Series C Preferred Stock were not issued in connection with a financing and because of the additional facts stated above, we have not valued any beneficial conversion features relative to the Series B and Series C Preferred Stock.

2. We will revise the Schedule 14C to account, in the manner discussed above, for all Series BD-1, BD-2, BD-3, BD-4, and BD-5 warrants issued by the Company in connection with the Series A Convertible Preferred Stock financing and the Series D Convertible Preferred Stock financing.

3. We do not intend to make any revisions based upon your comment number 3. Please note that the 2-for-1 stock dividend was declared and issued in November 2005. All Series A Convertible Preferred Stock was issued on or after January 18, 2006. As a result, the 2-for-1 stock dividend had no effect on the conversion price of the Series A Convertible Preferred Stock.

Exhibit  99.4
-------------

Consolidated  Pro  Forma  Balance  Sheet
----------------------------------------

4. Pursuant to 3-12(c)(1) of Regulation S-X, we do not intend to present a pro-forma balance sheet as of April 1, 2006 in the Schedule 14C because the acquisition that occurred in January 2006 is fully reflected in the balance sheet as of April 1, 2006 attached to the Schedule 14C.

Pro  Forma  Consolidated  Statement  of  Operations
---------------------------------------------------


5. Pursuant to 3-12(c)(2) of Regulation S-X, we do not intend to present a pro-forma income statement for the three month period ending as of April 1, 2006 because our income statement from the three month period ending April 1, 2006, which is attached to the Schedule 14C, includes revenues and expenses from the acquired entity for the period from January 1, 2006 through April 1, 2006.

Exhibits  99.5-99.7
-------------------

Cytation  Corporation  Financial  Statements for the Quarter Ended April 1, 2006
--------------------------------------------------------------------------------

6. We will include the footnote disclosures for the interim period ended April 1, 2006.

Quarterly  Report  on  Form  10-QSB  for  the  period  ended  April  1,  2006
-----------------------------------------------------------------------------

General
-------

7. We will be filing an amendment to our Quarterly Report on Form 10QSB for the period ending April 1, 2006, which will reflect the revisions discussed above.

8. We will add as Footnote 5., a disclosure concerning our product warranties pursuant to FIN 45.

     If you should have any questions regarding our amended Schedule 14C, please do not hesitate to contact me.



                                    Sincerely,


                                    /s/  Charles  G.  Masters
                                    ----------------------------
                                    Charles  G.  Masters
                                    President  &  Chief  Executive  Officer
                                    Cytation  Corporation

Cc:     Bush  Ross,  P.A.

                                    EXHIBIT A

WARRANTS                                                               RISK FREE FAIR VALUE     TOTAL
                    NUMBER       YEARS    VOLATILITY  STRIKE $  STOCK $   RATE   PER WARRANT  FAIR VALUE
                 ------------  ---------  ---------   --------  -------  -----   -----------  ----------
Class A Warrants  9,941,639     5 years      32%     $  1.50    $  2.48  4.82%    $    1.39   13,818,878

Class B Warrants  4,970,824     7 years      32%     $  2.25    $  2.48  4.84%    $    1.19    5,915,281

Class C Warrants  2,000,000     5 years      32%     $  0.75    $  2.48  4.82%    $    1.90    3,800,000

Class D Warrants  2,000,000     7 years      32%     $  0.75    $  2.48  4.82%    $    1.96    3,920,000

Class E Warrants    880,540     3 years      32%     $  3.00    $  2.48  4.82%    $    0.50      438,421

Class BD-1 Warrants 919,162     5 years      32%     $  0.75    $  2.48  4.82%    $    1.90    1,746,408

Class BD-2 Warrants 919,162     5 years      32%     $  1.50    $  2.48  4.82%    $    1.39    1,277,635

Class BD-3 Warrants 459,581     7 years      32%     $  2.25    $  2.48  4.84%    $    1.19      546,901

Class BD-4 Warrants  66,121     5 years      32%     $  1.50    $  2.48  4.84%    $    1.39       91,908

Class BD-5 Warrants  66,121     3 years      32%     $  3.00    $  2.48  4.84%    $    0.50       32,922

Total Fair Value of Warrants                                                                 $31,463,524

Total Fair Value of Class A, Class B, and Class D Warrants                                   $23,654,158

Total Preferred
Stock Issued    $ 7,456,215

Convertible
Preferred         9,941,639   Perpetual      32%     $  0.75    $  2.48  4.84%         1.75  $17,397,868

Preferred Stock  $ 7,456,215
Transaction Costs   (935,245)
                 ------------
Total Preferred
after costs      $ 6,520,970
                 ============


$23,654,158   57.6%    3,757,380  Warrants
$17,397,868   42.4%    2,763,590
$41,052,027    100%    6,520,970

                           BCF
                         Preferred
18-Jan   1-Apr   73      552,718
                365
                20%

VOLATILITY CALCULATION
----------------------
Industry Competitor      Symbol     2005 Volatility
---------------------------------------------------
Cavalier Homes, Inc.     CAV        27.90%
Cavco Industries, Inc.   CVCO       34.20%
Southern Energy
Homes, Inc.              SEHI       32.60%
                                    ---------------
                                    31.57%


JOURNAL ENTRIES:
Warrants:
RE        3,757,380
APIC-BCF             3,757,380

Preferred:
PS        2,763,590
APIC                 2,763,590

RE          552,718
APPIC-BCF              552,718

REMAINING            2,210,872